                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-COMMENCEMENT SCHEDULE TO
                                 (RULE 14d100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    BURNS INTERNATIONAL SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                  SECURITAS ACQUISITION CORPORATION  (OFFEROR)
                      SECURITAS AB (AFFILIATE OF OFFEROR)
                           (Names of Filing Persons)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  122374-10-1
                     (Cusip Number of Class of Securities)

                                THOMAS BERGLUND
                                  SECURITAS AB
                       Lindhagensplan 70, P.O. Box l2307
                          SE-102 28 Stockholm, Sweden
                             Phone:  46-8-657-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   A COPY TO:
                       DUNNINGTON, BARTHOLOW & MILLER LLP
                    4165 EAST THOUSAND OAKS BLVD., SUITE 101
                        WESTLAKE VILLAGE, CA  91362-3810

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION $[  TBD ]      AMOUNT OF FILING FEE $[  TBD  ]


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                               Page 1 of __ Pages

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ITEM 12.  EXHIBIT


EXHIBIT
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(a)  Press Release of Securitas AB, dated August 3, 2000.